GAFISA S.A.
CNPJ/MF No. 01.545.826/0001-07
NIRE 35.300.147.952

Publicly-Held Company

Meeting of the Board of Directors of Gafisa S.A. (“Company”) held on July 22, 2008, prepared in summary form

1. Date, Time and Venue: July 22, 2008, at 2:00 pm, by conference call, as expressly authorized by Article 20, §2º, of the Company bylaws.

2. Call Notice and Attendance: The members of the Board of Directors were regularly summoned. As all members of the Company’s Board of Directors attended the meeting, the instatement and approval quorum were verified.

3. Presiding Board: Chairman: Gary Robert Garrabrant. Secretary: Fabiana Utrabo Rodrigues.

4. Resolutions: It was resolved, unanimously, by the present Board Members and without any restrictions:

4.1. To approve, taking into consideration the limit of the authorized capital and due to the exercise of the options attached to the Call Option Agreements executed by the Company with certain participants, referred to the Company’s existing Stock Option Plans, the issuance, for private subscription, of 499,992 common shares, at the issuance price in the total amount of R$ 7,592,764.94. As a consequence of the referred subscription, the capital stock of the Company shall be of R$ 1,229,563,792.10, divided into 133,087,885 common book-entry shares, with no par value.

4.2. To approve the policy of pre-approval for contracting of services which may be rendered by independent auditors (“Política de Pré-Aprovação para Contratação de Serviços que podem ser Prestados por Auditores Independentes”) (“Policy”) as suggested by the Company’s Audit Committee and attached hereto as Exhibit I, which main purpose is to guide the contracting of services related to auditing, tax advisers, and other services not related to auditing which can be rendered to the Company, its controlled entities and associated companies by the independent auditors and/or related entities, to guarantee the objectivity and independence of the auditor and observe the laws and regulations in effect. The Policy approved herein shall be internally disclosed by the Company’s Board of Officers to the management, employees and helpmates of the Company, and shall be filed in the Company’s headquarter.

Closing: With no further matters to be discussed, these minutes were prepared and, after revised and unanimously approved by the Directors, duly executed. Signatures: Chairman of the Meeting: Gary Robert Garrabrant. Members: Gary Robert Garrabrant, Thomas Joseph McDonald, Renato de Albuquerque, Caio Racy Mattar, Richard L. Huber, Gerald Dinu Reiss and José Écio Pereira da Costa Júnior. Secretary: Fabiana Utrabo Rodrigues.

São Paulo, July 22, 2008.

EXHIBIT I

Policy for Preapproval of
Services that can be Provided by Independent Auditors

Contents

I - Introduction - Approvals

II - Objectives

III - General principles

IV - Services that can be provided by independent auditors

IV.1 - Audit Services
IV.2 - Audit-related Services
IV.3 - Tax Advisory Services
IV.4 - Other Non-audit Related Services

V - Services that cannot be provided by independent auditors (“Prohibited Services”)

VI - Disclosure of information upon provision of non-audit related services by the Independent Auditors

VII - Procedures

VII.1 - Annual List of Preapproved Services

VII.2 - Specific authorization. Delegation of competence to the Audit Committee Chairman

VII.2.1 - Services requiring specific authorization

VIII - Accountability

I - Introduction - Approvals

In accordance with the provisions contained (i) in Sections 201 and 202 of Title II of the act enacted by the United States Congress, the Sarbanes Oxley Act of 2002 (“Sarbanes Oxley”); (ii) in rules disclosed by the Securities and Exchange Commission (“SEC”); (iii) in the Rules from the Brazilian Securities Commission (“CVM”); (iv) in the Resolution of the Federal Accounting Council (“CFC”), which approves the Professional Standards for Independent Auditors, with clarifications contained in CFC Resolution No. 961/03 and No. 1034/05, and with the objective to ensure the independence of independent auditors, Gafisa S.A. (the “Company”), by recommendation from its Audit Committee with approval of its Board of Directors, at the Meetings held on 2/28/2008 and 6/23/2008, the present “Policy for Preapproval of Services that can be Provided by Independent Auditors” (the “Policy”) is hereby instituted and adopted.

II - Objectives

The Policy is aimed to rule on terms, conditions and procedures whereby audit, tax advisory and other non-audit related services, hereinafter collectively referred to as the “Services”, can be provided to the Company, its subsidiaries and affiliates, by independent auditors and/or parties associated with them, so as to ensure full compliance with the provisions contained in the above rules and legislation.

III - General principles

This Policy is founded on the following general principles, which shall be followed, under penalty of being construed as an impairment of the auditors’ independence:

1. An auditor must not exercise management functions related to the Company, or which may be construed to impair his or her objectivity and independence;

2. An auditor must not audit his or her own work,

3. An auditor must not promote the interests of the Company, and,

4. An auditor must not serve in a position of being an advocate for the Company.

Independent auditors and/or entities related to them must not, therefore, be retained to perform any services that may jeopardize any of the aforementioned principles.

IV - Services that cannot be provided by independent auditors (“Prohibited Services”)

Independent auditors, themselves or through parties associated with them, may perform the Services provided that: (i) they are not expressly barred by the SEC, the CVM, or the CFC, more specifically by CVM Rules No. 308/99 and No. 381/03 (or by future rules superseding them), which impose specific restrictions on performance of services, including some of those listed below, by the Company’s independent auditors; and (ii) which have been preapproved by the Audit Committee.

US laws and regulations set out four categories of services that can be provided by independent auditors, namely:

IV.1 - Audit Services

This category includes audit services provided in connection with audit of financial statements of the Company. These services also include advice in (i) preparation of reports and other documents to be registered with the SEC; (ii) provision of comfort letters; (iii) performance of mandatory audits, accounting consultation and tax services required to comply with generally accepted audit standards; and (iv) attestation required by the Sarbanes Oxley Section 404 (“attestation engagement”).

IV.2 - Audit-related Services

This category includes all types of services that would usually be provided by an external auditor, but which are not subject to inclusion in audit fees. These services include (i) audit services concerning the Company’s benefit plans; (ii) due diligence and accounting consultation in connection with mergers and acquisitions; (iii) audits of affiliates or financial statements issued for special product line purposes; (iv) assessment of system and/or process internal control (including pre-implementation reviews); (v) issuance of special audit reports for tax or other purposes; (vi) issuance of evaluation report based on accounting practices; (vii) advice in connection with services related to Section 404 of Sarbanes Oxley, other than attestation (already included in item IV.1 above); (viii) consultations related to financial accounting and reporting standards; and (ix) assistance in financial reporting under accounting practices/management reporting.

IV.3 - Tax Advisory Services

This category includes tax and tax-related services, not included in the audit-related services described in item IV.1, above, and which are related to advice in matters relating to compliance with laws and standards, issuance of letter rulings; technical assistance in resolution of divergences regarding taxes and contributions, including review of procedures adopted for computing and disclosing taxes and social, social security and labor contributions, and analysis and conclusion of the tax structuring prepared by the audited entity’s management.

Within this context, examples of tax advisory services permitted include, without limitation, the following: (i) issuance of independent opinions on accounting or tax matters; (ii) review of the procedures adopted for preparing corporate income tax returns (DIPJs); (iii) review of the procedures adopted for quantifying the basis for assessment of taxes and social, social security and labor contributions; (iv) review of the procedures adopted for calculation under transfer pricing methods; (v) review of the procedures adopted for calculation of indirect taxes; (vi) analysis and conclusion of the tax structuring involving corporate reorganization; (vii) advice in analysis of taxation of extraterritorial income; (viii) review of procedures for computing and quantifying tax credit; (ix) tax due diligence concerning mergers and acquisitions; (x) analysis of tax impacts arising from acquisition processes; and, (xi) others meeting the criteria defined in this item, also complying with the requirements of item 2.8.3.4 of Technical Interpretation NBCP1-IT-02, approved by CFC Resolution No. 961/03 and of item 1.2.10.6 of NBC P1.2, approved by CFC Resolution No. 1034/05.

IV.4 - Other Non-audit Related Services

This category includes all other permitted services, such as (i) audits or reviews of third parties in connection with assessment of compliance with agreements; (ii) risk diagnosis and assessment; (iii) reviews to check for compliance with several laws and regulations governing the Company’s activity; and (iv) non-financial systems consultation.

External auditors may also assist the management and the internal audit department of the Company in internal investigations and inspections aimed to check any improprieties that have been alleged against or reported to the Company. These services, though, are subject to specific previous approval by the Audit Committee.

V - Services that cannot be provided by independent auditors (“Prohibited Services”)

Independent auditors and/or parties associated with them may not provide, concomitantly with audit services, any type of service that compromises any of the principles described in this Policy and that may be construed to impair their objectivity and independence.

Among Prohibited Services are those expressly barred by CVM Rules No. 308/99 and No. 381/03; by the Sarbanes Oxley Section 201; by SEC final rule on auditor independence (“Final Rule: Strengthening the Commission’s Requirements Regarding Auditor Independence”); by the CVM Rule and guidance; by item 2.8 of Technical Interpretation NBC P1 - IT - 02, approved by CFC Resolution No. 961/03; and item 1.2.10 of NBC P1.2, approved by CFC Resolution No. 1034/05 , such as: (i) accounting records (bookkeeping); (ii) planning and interpretation of financial information systems; (iii) assessment, opinions and reports on compensation for financial reporting purposes; (iv) financial valuation and voluntary revaluation of the Company’s assets; (v) actuarial services; (vi) outsourcing of functions that are subject to procedures for auditing the financial statements of the Company; (vii) management functions and human resource services; (viii) brokerage, investment or investment bank consulting services; (ix) legal services; (x) non-audit expert services; and (xi) internal audit outsourcing services.

VI - Disclosure of information upon provision of non-audit related services by the Independent Auditors

Under CVM Rule No. 381/03, the Company shall disclose certain information on any services, other than external audit, performed by Independent Auditors or parties associated with them, such as: type of service provided, engagement date, duration (if longer than one year), total fee value contractually agreed, etc. Such information shall be disclosed in the Management Report and updated in the Quarterly Information, as applicable. This rule is also applicable to performance of services, external audit services included, for subsidiaries, parent companies or members of the same group as the Company.
Still, the auditor shall report to the Company’s management the reasons why, in his or her understanding, performance of these services other than external audit does not impact the independent and objectivity required for the performance of external audit services.

VII - Procedures

The procedures described below were defined so as to allow full compliance with the requirements contained in US and Brazilian provisions, providing the Company’s Executive Board with agility and security to engage, without losing the focus on their business activities, the Services that have been preapproved by the Audit Committee, as applicable.

Authorization for engaging preapproved Services granted to the Executive Board shall not entail any delegation of the powers granted by law or by the Articles of Incorporation of the Company to the Board of Directors or to the Audit Committee. Accordingly, whenever previous pronouncement by the Board of Directors or by the Audit Committee is required by legal provisions or by the Articles of Incorporation, this preapproval shall be obtained, regardless of compliance with the procedures described in this Policy.

VII.1 - Annual List of Preapproved Services

Every year, the Audit Committee shall approve a list of Services that can be performed for a given year/period by independent auditors and/or parties associated with them, as long as the restrictions imposed by the regulation applicable to the Company and item VII.2, below, are complied with. This list makes an integral part of this Policy as EXHIBIT I.

Except for financial statement audit services, engagement and approval of which are the competence of the Company’s Board of Directors, other Services to be preapproved by the Audit Committee shall fall under the following categories of Services: (i) Audit-Related; (ii) Tax Advisory, and (iii) Non-Audit.

VII.2 - Specific authorization. Delegation of competence to the Audit Committee Chairman

For engaging any Services to be performed by independent auditors, total fee value of which represents more than 5% (five percent) of the external audit service fee, previous approval of the Audit Committee is required. Engaging other Services requires the previous approval of the Executive Board only, in a meeting summoned for that purpose.

Request for engagement of Services under the conditions provided for in this Policy shall be formally made by the Executive Board and by the independent auditors, and shall contain an accurate description of the Services to be performed.

Without prejudice to the foregoing, it is hereby set forth that the Audit Committee Chairman has the competence to preapprove, in an emergency, the engagement of Services that have not been preapproved. In this case, the Chairman’s decision shall be ratified at the first meeting of the Audit Committee following said approval.

VII.2.1 - Services requiring specific authorization

Advisory services by independent auditors in connection with internal investigations of reported improprieties can only be delivered upon specific preapproval by the Audit Committee.

VIII - Rendering of Accounts

In every meeting of the Audit Committee, or whenever so requested by the Audit Committee Chairman, the Executive Board shall present the nature of the services engaged for the period so as to allow the Audit Committee to check full compliance with this Policy.

The rendering of accounts referred to in the preceding paragraph shall be through issuance of a report, containing (i) the list of preapproved Services for a given year/period, properly described according to the three categories of Services described above, and (ii) the list of Services effectively performed. To make such reporting easier, independent auditors and/or the parties associated with them shall separately identify, on their service invoices, the category of Services which the fees billed refer to, also in accordance with the three categories of Services addressed in this Policy.

Likewise, the Executive Board shall report to the Audit Committee any violations of this Policy that come to their attention.